Exhibit 2.1(a)

EXECUTED COPY

AMENDMENT NO. 1

TO THE
UNIT PURCHASE AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”) to the Unit Purchase Agreement, dated as of August 12, 2019, by and among MarketAxess Holdings Inc., a Delaware corporation (the “Counterparty”), LiquidityEdge LLC, a Delaware limited liability company (the “Company”), each of the Sellers listed therein, RF7 LLC, a Delaware limited liability company, solely in its capacity as the representative of the Sellers appointed pursuant to Section 11.3 thereof (the “Sellers’ Representative”) and the other parties identified therein (the “Agreement”), is entered into as of November 1, 2019, by and between the Counterparty and the Sellers’ Representative. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings given to them in the Agreement.

WHEREAS, the Counterparty has agreed to assign its right under the Agreement to purchase 8,700 (1%) of the Units to MarketAxess Technologies Inc., a Delaware corporation and an Affiliate of the Counterparty (the “Purchaser Assignee”);

WHEREAS, in connection with such assignment, the Counterparty and the Sellers’ Representative desire to amend the Agreement as set forth herein; and

WHEREAS, Section 9.4 of the Agreement provides that the Agreement may be amended, supplemented or otherwise modified only by an instrument in writing signed on behalf of the Counterparty and the Sellers’ Representative.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual premises and covenants hereinafter set forth, the parties hereto agree as follows:

SECTION 1.Amendments.

(a)Section 1.2(e) of the Agreement is hereby amended and restated in its entirety as follows:

“Seller Closing Deliveries.  At or prior to the Closing, each Seller shall deliver to the Counterparty duly executed assignment, transfer or other instruments of conveyance (in a form reasonably acceptable to the Counterparty), duly effecting the transfer of such Seller’s Units to the Counterparty or its Affiliate, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws and Liens imposed by the Counterparty).”

(b)The definition of “Closing Cash Amount” contained in Section 10.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Closing Cash Amount” means the sum of the value of (a) all cash, cash equivalents and marketable securities (other than restricted cash) held by the Company or its Subsidiary as of 12:01 a.m., Eastern time on the Closing Date, plus (b) the amount of the Cantor Deposit (solely to the extent not included in clause (a)), plus (c) the amount of the ICBC

Deposit (solely to the extent not included in clause (a)), minus (d) all outstanding (uncleared) checks and other negotiable instruments used like checks, drafts and wire transfers issued as of or prior to 12:01 a.m., Eastern time on the Closing Date, and the amount of any declared and unpaid cash dividends as of such time, minus (e) any cash required to meet the Company’s minimum net capital requirements under applicable Law, in each case calculated in accordance with GAAP applied on a basis consistent with the Company’s accounting principles, policies, methods, treatments and procedures used in the preparation of the audited Company Financial Statements, and for the avoidance of doubt, without giving effect to the consummation of the transactions contemplated by this Agreement.

(c)The definition of “Closing Cash Consideration” contained in Section 10.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Closing Cash Consideration” means an amount in cash equal to (a) $100,000,000, plus (b) the Closing Cash Amount, minus (c) the Closing Debt Amount, plus (d) the Net Working Capital Adjustment (which, for the avoidance of doubt, may be a positive or negative number), minus (e) the Purchase Price Adjustment Escrow Amount, minus (f) the Unpaid Company Transaction Expenses, minus (g) the amount of the Sellers’ Representative Expense Fund, minus (h) the Partnership Reserve True-Up Amount, minus (i) an amount equal to $1,000,000.

(d)The following new defined terms are hereby added to Section 10.1 of the Agreement in alphabetical order:

“ICBC” means Industrial and Commercial Bank of China Financial Services LLC.

“ICBC Agreement” means the Fully Disclosed Clearing Agreement of LiquidityEdge LLC between the Company and ICBC, dated as of October 1, 2019.

“ICBC Deposit” means that certain initial security deposit delivered by the Company to ICBC pursuant to Section 7.1(a) of the ICBC Agreement.

(e)Section 6.6(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Tax Returns. Sellers shall cause the Company, at their sole cost and expense, to prepare or cause to be prepared in a manner consistent with past practice and timely file or cause to be timely filed all federal, state, local and foreign Tax Returns of the Company or its Subsidiary with respect to any Pre-Closing Tax Period that are due prior to the Closing (“Pre-Closing Tax Returns”) and shall pay or cause to be paid any Taxes due in respect of such Pre-Closing Tax Returns. The Sellers shall provide the Counterparty with copies of all such Tax Returns no later than 30 days prior to the due date for filing thereof for the Counterparty’s review and Sellers’ Representative shall accept all reasonable comments provided by Counterparty within 10 Business Days. Except with respect to Pre-Closing Tax Returns, Counterparty, at its sole cost and expense, shall prepare or cause to be prepared in a manner consistent with past practice to the extent permitted by applicable Law and timely file or cause to be timely filed all Tax Returns of the Company and its

Subsidiary, including with respect to a Straddle Period (“Straddle Period Tax Returns”). As soon as reasonably practicable prior to filing any such Tax Returns, the Counterparty shall submit to the Sellers’ Representative such Tax Returns, taking into account, for the avoidance of doubt, any extensions with respect to such Tax Returns, for the Sellers’ Representative to review and comment on such Tax Returns, and the Counterparty shall accept all reasonable comments provided by the Sellers’ Representative within 10 Business Days to the extent such comments relate to a Tax Liability of the Sellers. The Sellers’ Representative shall remit to the Counterparty the amount shown as due on any such Tax Returns to the extent such amount is attributable to a Pre-Closing Tax Period (allocated, with respect to a Straddle Period Tax Return, in accordance with Section 6.6(b)) within five Business Days. Counterparty acknowledges and agrees that it shall file an IRS Form 1065 (and similar applicable state and local income Tax Returns) for the Company with respect to each of (1) the Company’s taxable year ending on December 31, 2019 and (2) the Company’s taxable year beginning January 1, 2020 (which shall not be less than six months).”

(f)Section 6.6(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Allocation.  The Counterparty shall prepare an allocation of the Final Closing Consideration (and any liabilities treated as consideration for U.S. federal income Tax purposes) among the assets of the Company pursuant to the Section 754 Elections and in accordance with Section 755 of the Code and other applicable provisions of the Code and the Treasury Regulations thereunder (the “Purchase Price Allocation”).  Within 90 days following the determination of the Final Closing Consideration, the Counterparty shall submit the Purchase Price Allocation to the Sellers’ Representative for its review and comment.  If Sellers’ Representative notifies the Counterparty in writing of a proposed change within 30 days, the Counterparty and the Sellers’ Representative agree to discuss such proposed changes to the Purchase Price Allocation and shall endeavor to agree on an allocation mutually acceptable to the parties in accordance with this Agreement.  If no such agreement can be reached within 30 days following the Sellers’ Representative’s written notification to the Counterparty of the proposed changes to the Purchase Price Allocation, such dispute shall be submitted to and resolved by the Neutral Accountant pursuant to the dispute resolution mechanism in Section 1.3, whereby the Neutral Accountant’s decision shall be final, binding, conclusive and non-appealable by the Parties hereto absent fraud or manifest error.  The Purchase Price Allocation shall be adjusted as necessary to take into account any payments appropriately treated as a purchase price pursuant to U.S. federal income Tax Law and any analogous provision of foreign, state or local Law.”

(g)Section 6.6(f) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Tax Treatment.  The Parties acknowledge and agree that the transactions contemplated in this Agreement shall be treated as a purchase and sale of equity interests in the Company as a partnership for U.S. federal and applicable state and local income tax purposes.  The Parties shall file all U.S. federal, state and local tax returns in a manner consistent with such treatment.”

(h)The following new subsections are hereby added to Section 6.6 of the Agreement:

“(j)

Push-Out Election. Notwithstanding anything herein to the contrary, in the Counterparty’s sole discretion, in connection with any audit, proceeding or other dispute relating to a Pre-Closing Tax Period, the Company may make an election under Section 6226 of the Code and Sellers will fully cooperate with the Counterparty and the Company in the making of any such election.

(k)

Section 754 Election. The Sellers acknowledge that the Company intends to make a valid election under Section 754 of the Code (and any corresponding provisions of state and local Law) (the “Section 754 Elections”) in the prescribed time and manner required for such election to be effective for the taxable year that includes the Closing Date and the Parties shall fully cooperate in connection with making such election.

(l)

Allocation of Company Income and Loss. The Company shall allocate all items of Company income, gain, loss, deduction or credit attributable to the purchased Units for the taxable year of the Closing based on a closing of the Company’s books as of the Closing Date in accordance with Treasury Regulation Section 1.706-1(c)(2).”

SECTION 2.	Miscellaneous.

(a)Consent. In accordance with Section 11.5 of the Agreement, the Sellers’ Representative hereby acknowledges and agrees that it has received any and all notices required under the Agreement in respect of the assignment by the Counterparty of its right to purchase certain of the Units to the Purchaser Assignee.

(b)Authority. The Sellers’ Representative represents and warrants to the Counterparty that it has all requisite power and authority under Section 11.3 of the Agreement to act and enter into this Amendment on behalf of each of the Sellers and that upon the execution and delivery hereof by the Sellers’ Representative this Amendment will constitute the legal, valid and binding obligation of the Sellers’ Representative and each of the Sellers, and be enforceable against the Sellers’ Representative and each of the Sellers in accordance with its terms.

(c)Assignment.  Neither this Amendment nor any of the rights, interests, or obligations under this Amendment may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by either party without the prior written consent of the other party, and any purported assignment without such prior written consent shall be null and void ab initio; provided, however, that the Counterparty may assign this Amendment and any or all of its rights or obligations hereunder to any of its Affiliates upon prior written notice to the Sellers’ Representative.  Subject to the preceding sentence, this Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

(d)Governing Law; Disputes; Severability.  This Amendment shall be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and performed in such State, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than those of the State of Delaware. Sections 11.6 (Severability), 11.10 (Remedies), 11.11 (Submission to Jurisdiction) and 11.13 (Waiver of Jury

Trial) of the Agreement are incorporated by reference into this Amendment, mutatis mutandis, as if set forth in full herein.

(e)No Other Amendments or Waivers.  Except as expressly modified by this Amendment, the Agreement remains unchanged and in full force and effect, and except as expressly set forth in this Amendment, nothing herein shall operate as a waiver of any right or remedy under the Agreement, preclude any other or further exercise thereof or the exercise of any other right or power.

(f)Execution in Counterparts.  This Amendment may be executed in counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement. This Amendment shall become effective when counterparts have been duly signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  This Amendment may be executed and delivered by facsimile or by an electronic scan (including in .PDF format) delivered by electronic transmission.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have hereunto caused this Amendment to be duly executed as of the date set forth above.

MARKETAXESS HOLDINGS INC.

By	/s/ CHRISTOPHER CONCANNON Name: Christopher Concannon Title: President & Chief Operating Officer

[Signature Page to Amendment No. 1 to Transaction Agreement]

RF7 LLC (solely in its capacity as the Sellers’ Representative)

By	/s/ DAVID RUTTER Name: David Rutter Title: Managing Member

[Signature Page to Amendment No. 1 to Transaction Agreement]